Exhibit (a)(10)

FOR IMMEDIATE RELEASE
CONTACT:	LuJean Smith	David Gill
	Siemens Medical Solutions	CTI Molecular Imaging, Inc.
	(425) 432-9601	(865) 218-2743
	lujean.smith@siemens.com	david.gill@ctimi.com

SIEMENS ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD FOR ACQUISITION OF CTI MOLECULAR IMAGING, INC.

HOFFMAN ESTATES, ILL., and KNOXVILLE, TENN., April 8, 2005 — Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens AG (NYSE:SI), and CTI Molecular Imaging, Inc. (Nasdaq: CTMI) announced today that the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the previously announced tender offer to acquire all the issued and outstanding shares of CTI Molecular Imaging, Inc. has been terminated. The Federal Trade Commission (FTC) has informed Siemens that the request for early termination of the 15-calendar day waiting period prescribed by the HSR Act was granted. Siemens Medical Solutions, through its wholly owned subsidiary MI Merger Co., commenced on April 1, 2005, a tender offer for all of the outstanding shares of common stock of CTI Molecular Imaging, Inc. for $20.50 per share, net to the seller in cash.

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 18, 2005 among Siemens Medical Solutions USA, Inc., MI Merger Co. and CTI Molecular Imaging, Inc. The tender offer remains open until 12:00 midnight New York City time, on Thursday, April 28, 2005, unless extended. Following completion of the tender offer, any remaining shares of CTI Molecular Imaging, Inc. will be acquired in a merger at the same price.

As previously announced, the board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and other customary closing conditions, and is expected to close in the second quarter of 2005. The transaction has a value of approximately $1 billion.

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Siemens Announces Early Termination of HSR Waiting Period, page 2

Siemens Medical Solutions of Siemens AG, with headquarters in Malvern, Pennsylvania and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. Siemens Medical Solutions is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 31,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of EUR 7.07 billion, orders of EUR 8.12 billion and group profit of EUR 1.05 billion for fiscal 2004. More information can be obtained at http://www.usa.siemens.com/medical-pressroom.

CTI Molecular Imaging, Inc. is a leading supplier of products and services for positron emission tomography (PET), a diagnostic imaging technology for detection and treatment of cancer, neurological disorders and cardiac disease. In fiscal year 2004 (September 30), CTI reported sales of $402 million and income from operations of $58 million. Additional information is available at http://www.ctimi.com.

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